SCHEDULE 13D
SECTION 240.13d-L0L. SCHEDULE 13D



Schedule 13D-Information to be included in statements filed pursuant to Section 240.13d-l(a) and amendments thereto filed pursuant to Section 240.13d-2(a).



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                                 ebix.com, Inc.
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                                (Name of Issuer)


                           Common Stock $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   278715 10 7
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                                 (CUSIP Number)

                                 Richard J Baum
                                  ebix.com Inc.
                                1900 E. Golf Road
                                   Suite 1200
                           Schaumburg, Illinois 60173
                               (tel: 678-281-2020)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorised to Receive Notices of Communications)

                                 April 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

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CUSIP NO.         278715 10 7                              PAGE                        OF               PAGES
         ---------------------------                            ----------------------    -------------
---------------------------------------------------------------------------------------------------------------------

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1           NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BRiT Insurance Holdings plc
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) /  /

                (b) /  /
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3           SEC USE ONLY


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4           SOURCE OF FUNDS (See Instruction)

            WC


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5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /


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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED KINGDOM
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                    7         SOLE VOTING POWER

 NUMBER OF SHARES             2,248,300
   BENEFICIALLY     -------------------------------------------------------------------------------------------------
  OWNED BY EACH     8         SHARED VOTING POWER
 REPORTING PERSON
       WITH                   None
                    -------------------------------------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                              2,248,300
                    -------------------------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                              None
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,248,300
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)         /  /

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.5%
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14          TYPE OF REPORTING PERSON (See Instructions)

                     HC
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

ITEM 1 SECURITY AND ISSUER

This statement on Schedule 13D relates to shares of the common stock, $.10 par value ("Common Stock") of ebix.com, Inc. ("ebix"), a Delaware corporation. The principal offices of ebix are located at 1900 E. Golf Road, Suite 1200, Schaumburg, Illinois 60173.

ITEM 2 IDENTITY AND BACKGROUND

This statement is being filed by BRiT Insurance Holdings Plc ("BRiT"), a company organised under the laws of England. BRiT is a holding company with its principal office located at 55 Bishopsgate, London EC2N 3AS.

During the past five years, BRiT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The Share Exchange and Purchase Agreement between ebix and BRiT was entered into March 30, 2001. The transaction is structured to be consummated in two closings, the first of which occurred April 27, 2001. The first closing involved a cash purchase by BRiT of 2,240,000 shares of ebix common stock for a purchase price of $2.8 million.

The second closing is expected in June, and involves an additional cash payment of $4.2 million and shares of Insurance Broadcast Systems, Inc. ("IBS") amounting to a 28% equity stake in IBS.

The BRiT funds come from its working capital and not through borrowed funds.


ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the ebix Common Stock was to obtain an equity interest in ebix as well as to help position BRiT to pursue strategic relationships with ebix, particularly in the area of e-commerce.

BRiT is acquiring the 2,240,000 ebix shares of Common Stock in a private transaction exempt from registration under the Securities Act of 1933, as amended; however, BRiT is entitled to have ebix register its stock with the Securities & Exchange Commission pursuant to a Registration Rights Agreement dated April 20, 2001. Pursuant to the Registration Rights Agreement, ebix will grant BRiT the right, subject to certain limitations and restrictions, to require ebix to (i) effect a registration under the Securities Act of 1933, as amended (the "Securities Act"), of shares ebix Common Stock held by BRiT in order that such shares can be offered or sold on a continued or delayed basis, and (ii) include ebix Common Stock held by BRiT in any other registration by ebix under the Securities Act. ebix is obligated to pay certain expenses of BRiT in connection with such registrations as provided in the Registration Rights Agreement.

Following the second closing, BRiT will have the right, so long as it maintains beneficial ownership of at least 20% of the ebix share capital, to appoint two members to the ebix Board of Directors. During any period that it has less than 20% but higher than 10% beneficial ownership, BRiT will have the right, to appoint one member to the ebix Board of Directors. BRiT may exercise its right to designate directors prior to the 2002 annual shareholders' meeting; if it does, it is expected that the ebix Board of Directors would amend its bylaws to expand the size of the Board and would then appoint the designees to fill the vacancies.

The second closing requires shareholder approval in order to: (i) approve an amendment to the ebix Certificate of Incorporation which would raise the level of authorized capital, and (ii) satisfy the rules of the Nasdaq SmallCap Market, where the ebix Common Stock is listed.

BRiT may, subject to market conditions and the interests of the company, may purchase additional Common Stock of ebix in the open market.

BRiT has agreed not to acquire 49% or more of ebix common stock without approval of the ebix Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

In connection with the first closing, BRiT acquired 2.24 million shares of ebix Common Stock, which is approximately 16.4% of ebix share capital, based on the most recently available filing by ebix, its Schedule 14A filed April 30, 2001. BRiT has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 2.24 million shares acquired. After the second closing, BRiT will own approximately 38% of the ebix Common Stock.

In addition to the ebix Common Stock issued in connection with the first closing, BRiT purchased 8,300 shares of ebix Common Stock on April 30, 2001 in an open market broker transaction, which, together with the shares acquired in the private acquisition, makes the total holding in ebix approximately 16.5%. No other transactions have been effected in the past sixty days by BRiT relating to ebix Common Stock.

No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ebix Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No documents are required to be described under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No documents are required to be filed as exhibits to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        May 7, 2001                     /s/      Matthew Scales
--------------------------                 --------------------------------
           Date                                  Matthew Scales, Director

                                        /s/      Neil Eckert
                                           --------------------------------
                                                 Neil Eckert, Director

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative {other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)